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Exhibit 4.5

August 22, 2003	PRIVATE & CONFIDENTIAL

Mr. Werner Czernohorsky
19 Baynards Lane
Richmond Hill, Ontario
L4C 9B2

Dear Werner:

  Re:
  Employment with MI Developments Inc.

        This letter will confirm that the following shall be the terms and conditions of your employment with MI Developments Inc. (the "Corporation"), as follows:

        1.    Position:    Subject to the approval of the Board of Directors (the "Board") of the Corporation, as of the Effective Date you are appointed as the Deputy Chairman of the Board and the President of the MID Construction Group of the Corporation reporting to the Chairman and the Board. You will also be nominated to the Board; however your election as a director of the Corporation and any subsequent removal shall be at the sole and absolute discretion of the Board.

        As you are aware, it is intended that the Corporation shall become a separate public company through a distribution (the "Distribution") of Class A Subordinate Voting Shares ("Class A Shares") and Class B Shares of the Corporation to shareholders of Magna International Inc. ("Magna") following approval by the Magna shareholders at a Special Meeting of Shareholders held on August 19, 2003.

        2.    Base Salary:    Your Base Salary shall be US $350,000 per annum (less statutorily required deductions), payable in arrears in accordance with the Corporation's standard payroll practices.

        3.    Annual Bonus:    In addition to your Base Salary, you shall receive an Annual Bonus (inclusive of all entitlement to vacation pay, whether vacation is taken or not in any period, and less statutorily required deductions) in an amount equal to:

            (i)  for fiscal 2003 and 2004, one and one-half percent (1.5%) of the net profits before income tax of the Corporation (excluding Magna Entertainment Corp.); and

           (ii)  for fiscal 2005 and subsequent fiscal years, a percentage of the net profits before income tax of the Corporation (including Magna Entertainment Corp.), such percentage to be mutually agreed upon on or before December 31, 2004; provided that, no mutual agreement shall be required in the event the Corporation proposes a percentage of net profits which, based on the then current business plan for fiscal 2005, is expected to result in a bonus equivalent to or greater than that paid or payable in respect to fiscal 2004.

        Your Annual Bonus for the 2003 fiscal year will, however, be prorated from the Effective Date to December 31, 2003.

        Net profits before income tax of the Corporation for the purposes of this agreement shall be determined and paid in accordance with the stated policies prescribed by the Corporation, from time to time, in its sole discretion. The Corporation's fiscal year currently runs from January 1 to December 31 of each calendar year.

        4.    Benefits:    During your employment by the Corporation, you will be entitled to:

          (a)   participate in all group insurance and benefit programs generally applicable to salaried employees of the Corporation from time to time;

          (b)   five (5) weeks vacation in respect of each completed twelve (12) month period of employment during the term of this agreement, to be taken at such time or times as are mutually convenient to you and the Corporation, but not payment in lieu thereof; and

          (c)   reimbursement for all reasonable and documented business expenses incurred on behalf of the Corporation in carrying out your duties, in accordance with the Corporation's policies from time to time, but excluding automobile operating costs other than the standard mileage charge approved by the Corporation from time to time.

        5.    MID Stock Options:    Subject to the express approval of the Board of Directors of the Corporation and any regulatory bodies having jurisdiction (including the consent of The Toronto Stock Exchange to the listing of the underlying shares), and subject to you entering into a Stock Option Agreement with the Corporation in the standard form contemplated by the Corporation's 2003 Incentive Stock Option Plan, the Corporation shall grant you options to purchase 150,000 Class A Subordinate Voting shares ("MID Shares") of the Corporation at an exercise price per MID Share which is equal to the greater of (A) 100% of the last sale price of a MID Share on The Toronto Stock Exchange on the trading day prior to the date of MID Board approval of the stock option grant or (B) the Distribution Value of the MID Shares for Magna Class A shareholders. Such options shall be exercisable by you only in accordance with the terms and conditions set forth in the Stock Option Agreement referred to above. Upon receipt of an executed copy of this agreement, we will place this matter before the Board of Directors of the Corporation at the time of the Distribution.

        6.    MID Share Investment:    The Corporation requires that you accumulate and maintain an investment in MID Shares as a condition of your employment. As a minimum, you agree to accumulate and maintain over each of the three fiscal (calendar) years commencing January 1, 2004, that number of MID Shares which is calculated by dividing (i) one-third (1/3) of your after-tax total cash compensation over US $200,000 for each of those three years (the calculation of after-tax total cash compensation shall give effect to income tax at a deemed 50% tax rate) by (ii) the average closing trading price on The Toronto Stock Exchange for MID Shares over each such year.

        Subsequent to this three year period, you will maintain annually that number of MID Shares which is calculated by dividing (i) one-third (1/3) of the after-tax total cash compensation over US $200,000 for the three most recent fiscal (calendar) years (the calculation of after-tax total cash compensation shall give effect to income tax at a deemed 50% tax rate), by (ii) the average trading price on The Toronto Stock Exchange for MID Shares over such three year period.

        Evidence of your ownership of the required number of MID Shares must be produced each year commencing in February, 2005 for the fiscal (calendar) year ending December 31, 2004 in order to obtain payment of any remaining unpaid balance of your Annual Bonus for the preceding fiscal year. You may accumulate such MID Shares in advance at your discretion and may use MID Shares which are already owned by you to satisfy such requirement.

        7.    Conditions for Continued Employment:    It is acknowledged by you that as a condition of your continued employment you will comply in every respect with the MID Capital Expenditure Guidelines, the MID Health, Safety and Environmental Policy, the MID Corporate Disclosure Policy and the MID Insider Reporting and Trading Policy, as amended from time to time, together with such other policies as the Corporation may establish and be in effect from time to time.

        8.    Termination:    Your employment and this agreement, including all benefits provided for under this agreement, will terminate on: (a) the acceptance by the Corporation of your voluntary resignation; (b) at the Corporation's option, your disability for an aggregate of six (6) months or more in any twenty-four (24) month period, subject to any statutory requirement to accommodate such disability; (c) your death; or (d) your dismissal for cause or by reason of your breach of the terms of this agreement.

        Otherwise, you may, at any time or for any reason, terminate your employment and this agreement by providing the Corporation with not less than two (2) months prior written notice of intention to terminate. The Corporation may terminate your employment and this agreement immediately by paying you a retiring allowance equivalent to your Base Salary and Annual Bonus for the full fiscal (calendar) year ending immediately prior to the day of termination (less statutorily required deductions) either in a lump sum within thirty (30) days of the day of termination or monthly in arrears in twelve (12) equal instalments commencing thirty (30) days after the day of termination. If your employment is terminated pursuant to this paragraph other than by voluntary resignation, the Corporation shall maintain on your behalf the benefits referred to in paragraph 4(a) for a period of not less than the period required by applicable statute.

        On termination of this agreement, other than your dismissal for cause or for breach of this agreement under sub-paragraph 8(d), the Corporation will also pay your Annual Bonus on a prorated basis to the day of termination.

        In the event that you breach the provisions of paragraph 9, the payment of any further amounts under this agreement will immediately cease. Further, the amount paid in each instalment (including Base Salary and/or Annual Bonus) will be offset by any income earned by you up to a maximum of 50% of such income, during the period you are entitled to receive instalments from alternate or self-employment.

        The termination provisions set forth above include all severance pay entitlement, notice of termination or pay in lieu thereof, salary, bonuses, automobile allowances, vacation and/or vacation pay and other remuneration and benefits payable or otherwise provided to you in relation to your employment by the Corporation and the termination of your employment and this agreement.

        9.    Other Conditions:    You hereby acknowledge as reasonable, in terms of both scope and duration, and agree that you shall abide by the following terms and conditions:

             i)    Intellectual Property:    Any and all patents, trade marks, copyrighted works, inventions, know-how, practices, processes, research materials, software, systems, technology, trade secrets, work methods, computer programs, concepts, data, designs, devices, discoveries, drawings, formulae, ideas, and improvements and advances therefor (collectively "Intellectual Property") that are either provided to you or that you obtain access to in the course of your employment are and shall remain the exclusive property of the Corporation.

          You agree that any Intellectual Property (whether registrable or not) produced, made, written, or designed by you, either alone or jointly with others, in the course of your employment or in any way relating to the business of the Corporation and its subsidiaries and affiliates, including Magna Entertainment Corp. and its subsidiaries (collectively the "MID Group"), shall vest in and be the exclusive property of the Corporation and the MID Group. You further agree that both during your employment and subsequent to your termination of employment, you will promptly and fully disclose to the Corporation, complete details of any Intellectual Property arising through or in the course of your employment, with the intention that the Corporation and the MID Group shall have full knowledge of and obtain full ownership of such Intellectual Property. At the Corporation's expense, you agree to cooperate in executing all necessary assignments and other documents and shall cooperate in all other such acts and things as the Corporation may reasonably require in order to vest such Intellectual Property rights exclusively in the name of the Corporation and the MID Group.

            ii)    Confidentiality:    You shall keep confidential at all times during and after your employment, all information (including proprietary or confidential information) about the business and affairs of, or belonging to, the Corporation or any member of the MID Group or their respective customers or suppliers, including information which, though technically not trade secrets, the dissemination or knowledge whereof might prove prejudicial to any of them. In addition, if requested at any time, you shall immediately execute a separate form of Employee Confidentiality Agreement in the Corporation's standard form as a condition of your continued employment.

           iii)    Non-Competition:    During the term of your employment with the Corporation and for a period of twelve (12) months after the termination of your employment, you shall not, directly or indirectly, in any capacity compete with the business of the Corporation or any member of the MID Group in respect of which you have had access to proprietary or confidential information or solicit the employees thereof whether for employment purposes or otherwise.

        10.    General:

             i)    Severability:    You acknowledge and agree that should any provision in this agreement be held to be invalid, void or unenforceable, it shall be declared separate and distinct from the remaining provisions herein, and such remaining provisions shall continue in full force and effect.

        11.    Effective Date:    Your employment under the terms of this agreement shall commence on the date of completion of the Distribution, or such earlier or later date as may be mutually agreed upon (the "Effective Date").

        If the terms of employment as set out in this agreement are acceptable to you, please sign and date three copies in the places indicated and return two fully signed copies to the attention of Vince Galifi by 5:00 p.m. on August 26, 2003, after which, if not so signed and returned, this agreement shall be withdrawn. Upon execution by you, this agreement (i) replaces any prior written or oral employment agreement or other agreement concerning remuneration between you and the Corporation or any member of the MID Group and (ii) will continue to apply to your employment in a similar or other capacity with the Corporation or any member of the MID Group.

Yours very truly,

Belinda Stronach Director	Vincent J. Galifi Director

        I hereby accept the terms and conditions set out above and acknowledge that this agreement contains all the terms and conditions of my employment with MI Developments Inc. and that no other terms, conditions or representations other than those within this letter form part of this agreement.

Date	Werner Czernohorsky

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  Exhibit 4.5